Exhibit 99.2

Bank of Montreal Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-340-5021 514-982-7800 Facsimile 1-866-249-7775 416-263-9524 www.computershare.com Class of Shares Holder Account Number Form of Proxy - Annual Meeting of Shareholders of Bank of Montreal to be held on April 5, 2016 Notes to proxy 1. Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder of Bank of Montreal, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. The form of proxy should be signed in the exact manner as the name appears above. If a corporation is the shareholder, the form of proxy should be signed by its duly authorized of? cer(s). 3. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Bank of Montreal. 4. The shares represented by this proxy will be voted as directed by the shareholder. In the absence of such directions, shares represented by proxies received by management will be voted FOR the matters listed in items 1 through 3 and AGAINST shareholder proposal no. 1. 5. The shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions in this proxy. If you mark the “Abstain” box, you are directing your proxyholder to abstain from voting on the matter. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposals. The number of abstentions will be reported distinctively in the voting results. 6. This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Proxy Circular. Fold . . To Vote by Mail To Vote by Fax To Vote Using the Internet To Receive Documents Electronically • Complete, sign and date the reverse • Complete, sign and date the reverse to the following web site: • You can enroll to receive future shareholder hereof. hereof. www.investorvote.com communications electronically by visiting www.investorcentre.com and clicking on the • Return this Proxy in the envelope • Forward it by fax to 1-866-249-7775 for • Smartphone? “Sign up for eDelivery” image at the bottom of provided. calls within Canada and the U.S. There is Scan the QR code the page. NO CHARGE for this call. to vote now. • Forward it by fax to 416-263-9524 for calls outside Canada and the U.S. If you vote by Fax or the Internet, DO NOT mail back this proxy. Proxies submitted must be received by 5:00 P.M., Eastern Daylight Time, on April 4, 2016. THANK YOU To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 0179JF Fold

Form of Proxy - Bank of Montreal This Proxy is solicited by and on behalf of the Management of Bank of Montreal (the “Bank”). The undersigned Shareholder of the Bank hereby appoints J. Robert S. Prichard, Chairman of the Board, or failing him, William A. Downe, Chief Executive Offi cer, or instead of either of them the undersigned wishes to appoint (insert name in box to the right) the attorney and proxy of the undersigned, with right of substitution, for and in the name and on behalf of the undersigned to attend, vote and act in respect of all matters that may come before the Annual Meeting of Shareholders to be held on the 5th day of April 2016 and at any and all adjournments thereof. Subject to the voting restrictions under the Bank Act, a shareholder desiring to appoint some other person, who need not be a shareholder, to represent him/her at the meeting may do so by inserting such other person’s name in the boxed area to the right. This proxy confers authority to vote in the proxyholder’s discretion unless otherwise specifi ed and to vote in the proxyholder’s discretion with respect to amendments to matters identifi ed in the accompanying Notice of Annual Meeting of Shareholders and with respect to other matters that may properly come before the meeting. Unless otherwise speci? ed, your shares will be voted by the management of the Bank FOR the matters in items 1 through 3 and AGAINST shareholder proposal no. 1. Directors and management recommend Shareholders vote FOR the following matters: 1. Election of Directors For Withhold For Withhold For Withhold For Withhold Janice M. Babiak William A. Downe Ronald H. Farmer Philip S. Orsino Fold Sophie Brochu Christine A. Edwards Eric R. La Flèche J. Robert S. Prichard George A. Cope Martin S. Eichenbaum Lorraine Mitchelmore Don M. Wilson III For Withhold 2. Appointment of Shareholders’ Auditors 3. Advisory vote on the Bank’s Approach to Executive Compensation For Against Shareholder Proposal Directors and management recommend Shareholders vote AGAINST shareholder proposal no. 1 below: For Against Abstain Shareholder Proposal No. 1 The text of the shareholder proposal is contained in the Management Proxy Circular starting on page 47. Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed. Signature(s) Signing Capacity (if applicable) Quarterly Financial Statements Request If you wish to receive the Bank’s interim fi nancial statements along with the related Management’s Discussion and Analysis by mail, please check the box to the right. You will be required to complete this request on an annual basis. Checking the box to the right does not affect your receipt of the annual report and proxy materials. If you wish to receive these documents electronically, see reverse for enrollment instructions for electronic delivery. Date - Day Month Year BMOQ 188245 AR6 0179KE